Filed Pursuant to Rule 433

Registration No. 333-132911

Subject to Completion

Preliminary Term Sheet dated March 6, 2007

TERM SHEET

(To product supplement no. ACN-1, dated February 28, 2007 and the MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006)

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Auto Callable Notes Linked to the Nikkei 225 ® Index

due April      , 2010 (the “Notes”)

Summary:	The Notes are designed for investors who seek early exit prior to maturity at a premium if the Nikkei 225 Index (the “Index”) is at or above its Call Level on any Valuation Date. If the Notes are not called, investors are protected against up to a 10% decline of the “Index” from the Starting Value to the Ending Value on the final Valuation Date but will lose some or all of their principal if the Index declines by more than 10%. Investors should be willing to forgo interest payments and, if the Index declines, be willing to lose some or all of their principal.
Automatic Call:	If the closing level of the Index on any Valuation Date is greater than or equal to the applicable Call Level, the Notes will be automatically called for an amount per unit (the “Call Amount”) that will vary depending on the applicable Valuation Date and Call Premium.

Call Level:	100% of the Starting Value for the first Valuation Date. 100% of the Starting Value for the second Valuation Date (if applicable). 100% of the Starting Value for the final Valuation Date (if applicable).
Maturity Date:	Expected to be April 1, 2010.
Pricing Date:	Expected to be March 27, 2007.
Settlement Date:	Expected to be March 30, 2007.
Payment if Called:	For each unit, you will receive a Call Amount that includes a call premium (the “Call Premium”) calculated as follows:
• 11.00% x $1,000 if called on the first Valuation Date • 22.00% x $1,000 if called on the second Valuation Date (if applicable) • 33.00% x $1,000 if called on the final Valuation Date (if applicable)

Payment on the Maturity Date:	For each unit, you will receive an amount (the “Redemption Amount”) calculated as follows: If the Notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of the Index. If the Index has declined by up to 10% from the Starting Value to the Ending Value, you will receive the principal amount of your Notes at maturity. If the Index declines by more than 10%, you will lose 1.1111% of the principal amount of your Notes for every 1% that the Index declines beyond 10% and your payment per $1,000 principal amount Note will be calculated as described herein.

Assuming the Notes are not called, you will lose some or all of your investment at maturity at an accelerated rate of 1.1111 times losses in excess of the 10% buffer if the Index declines by more than 10%.

Buffer:	10%
Leverage Factor:	1.1111
Starting Value:	The closing level of the Index on the Pricing Date.
Ending Value:	The closing level of the Index on any Valuation Date on which the Notes are called, or, if not called, the final Valuation Date.
Valuation Dates:	March 27, 2008, March 27, 2009 and March 29, 2010.
Principal Amount Per Unit:	$1,000

CUSIP:	59018YA68

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. ACN-1, pages S-3 to S-4 of the MTN prospectus supplement and “ Risk Factors” beginning on page TS-5 of this term sheet.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the prospectus, each prospectus supplement, product supplement no. ACN-1 and this term sheet if you so request by calling toll-free 1-866-500-5408.

	Per Unit	Total
Public offering price	$1,000	$
Underwriting discount	$20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$980	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this term sheet or the accompanying product supplement, MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this term sheet is March     , 2007.

Nikkei 225® is a service mark of Nikkei, Inc. and is licensed for use by Merrill Lynch & Co., Inc.

Additional Terms Specific to the Notes

You should read this term sheet, together with the documents listed below, which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. ACN-1 and pages S-3 to S-4 in the accompanying MTN prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Product supplement no. ACN-1 dated February 28, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507042844/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Web site is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Summary Information

This summary includes questions and answers that highlight certain information regarding the Auto Callable Notes Linked to the Nikkei 225® Index (the “Notes”). You should carefully review this term sheet and the additional documents listed above under “Additional Terms Specific to the Notes” to fully understand the terms of the Notes, the Nikkei 225 Index (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt.

Each unit will represent a single Note with a $1,000 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

How does the call work?

On a Valuation Date, if a mandatory redemption is triggered, you will receive a cash payment per unit equal to the Call Amount as described below.

The Notes will be automatically called and subject to mandatory redemption if the closing level of the Index on any Valuation Date is greater than or equal to the Call Level that triggers an automatic call and payment of the applicable Call Amount. If the Notes are called, for every $1,000 principal amount Note, you will receive $1,000 plus an amount applicable to the Valuation Date on which the Notes are called (the “Call Premium” and together with the principal amount per unit, the “Call Amount”). The Call Amount payable at call will be calculated as follows:

$1,000 +  ( applicable Call Premium × $1,000).

What will I receive on the maturity date of the Notes?

On the maturity date, if the Notes are not called and a mandatory redemption is not triggered, you will receive a cash payment per unit (the “Redemption Amount”) equal to:

If the Index declines from the Starting Value to the Ending Value and such decline is equal to or less than the buffer amount, you will receive the principal amount of your Notes at maturity. If the Index declines by more than the buffer amount, for every 1% decline of the Index beyond the buffer amount you will lose an amount equal to 1% of the principal amount of your Notes multiplied by the leverage factor, and Redemption Amount per unit will be calculated, as follows:

$1,000 +	[	$1,000 ×	(	Ending Value - Starting Value	+ buffer %	)	× leverage factor	]
Starting Value

If the Notes are not called, you will lose some of all of your investment at maturity if the Index declines from the Starting Value to the Ending Value by more than the buffer amount.

The “Starting Value” will equal the closing level of the Index on the Pricing Date.

The “Ending Value” means the closing level of the Index on any Valuation Date on which the Notes are called or, if not called, the final Valuation Date.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will receive a Redemption Amount on the maturity date or a Call Amount at call, as applicable, based on the performance of the Index from the Starting Value to the Ending Value. We have designed the Notes for investors who are willing to forgo interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, in exchange for receiving the Redemption Amount on the maturity date or a Call Amount at call.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the prevailing level of the Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes including the compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the principal amount per unit and the original public offering price per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the level of the Index and no changes in the market conditions from those existing on the date of this term sheet, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the principal amount per unit and may be less than the original public offering price per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

Examples

Set forth below are three examples of Redemption Amount calculations, assuming a hypothetical Starting Value of 17,217.93.

Example 1— The level of the Index increases from the hypothetical Starting Value of 17,217.93 to an Ending Value of 18,078.83 on the first Valuation Date. Because the Index closing level on the first Valuation Date of 18,078.83 is greater than the Call Level of 17,217.93, the Notes are automatically called, and the investor receives a single payment of $1,110.00 per $1,000 principal amount Note:

Redemption Amount (per unit) = $1,000 + ($1,000 x 11.00%) = $1,110.00

Example 2— The level of the Index decreases from the hypothetical Starting Value of 17,217.93 to an Index closing level of 16,357.03 on the first Valuation Date, 15,496.14 on the second Valuation Date and 15,496.14 on the final Valuation Date. Because (a) the Index closing level on the first Valuation Date of 16,357.03 is less than the corresponding Call Level of 17,217.93 and the Index closing level on each of the other Valuation Dates (15,496.14 and 15,496.14) is less than the corresponding Call Level of 17,217.93, and (b) the Ending Value has not declined by more than 10% from the hypothetical Starting Value, the Notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount Note:

Redemption Amount (per unit) = $1,000 + ($1,000 x 0.00%) = $1,000

Example 3— The level of the Index decreases from the hypothetical Starting Value of 17,217.93 to an Index closing level of 14,635.24 on the first Valuation Date, 13,774.34 on the second Valuation Date and 12,052.55 on the final Valuation Date. Because (a) the Index closing level on the first Valuation Date of 14,635.24 is less than the corresponding Call Level of 17,217.93 and the Index closing level on each of the other Valuation Dates (13,774.34 and 12,052.55) is less than the corresponding Call Level of 17,217.93, and (b) the Ending Value is more than 10% below the hypothetical Starting Value, the Notes are not called and the investor will receive a payment that is less than the principal amount calculated as follows for each $1,000 principal amount Note:

Redemption Amount (per unit) = $1,000 + [$1,000 x (-30% + 10%) x 1.1111] = $777.78

Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index. The following is an overview of certain of the risks involved in investing in the Notes. You should carefully review the “Risk Factors” section contained in the product supplement no. ACN-1, dated February 28, 2007 and the MTN prospectus supplement.

•	Your investment in the Notes may result in a loss.

•	Your return is limited and the Notes are subject to an automatic early call.

•	Your return, which could be negative, may be lower than the return on other debt securities of comparable maturity.

•	Your return on the Notes will not reflect dividends on the common stocks of the companies in the Index.

•

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes.

•	The Index closing level will not be adjusted for changes in exchange rates that might affect the Index.

•	Nikkei, Inc. may adjust the Index in a way that affects its level, and Nikkei, Inc. has no obligation to consider your interests.

•	Your return may be affected by factors affecting international securities markets.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Purchases and sales by us and our affiliates may affect your return.

•	Potential conflicts of interests could arise.

•	Tax consequences are uncertain.

Hypothetical Returns

The following table illustrates, for the hypothetical Starting Value of 17,217.93 and a range of hypothetical Ending Values of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

•	the total rate of return on each Valuation Date if the Notes were called on that date;

Ending Index Level	Index Appreciation/ Depreciation at Valuation Date	Total Return at First Valuation Date	Total Return at Second Valuation Date	Total Return at Final Valuation Date
30,992.27	80.00%	11.00%	22.00%	33.00%
29,270.48	70.00%	11.00%	22.00%	33.00%
27,548.69	60.00%	11.00%	22.00%	33.00%
25,826.90	50.00%	11.00%	22.00%	33.00%
24,105.10	40.00%	11.00%	22.00%	33.00%
22,383.31	30.00%	11.00%	22.00%	33.00%
20,661.52	20.00%	11.00%	22.00%	33.00%
18,939.72	10.00%	11.00%	22.00%	33.00%
18,078.83	5.00%	11.00%	22.00%	33.00%
17,217.93(1)	0.00%	11.00%	22.00%	33.00%
17,217.76	-0.001%	N/A	N/A	0.00%
16,357.03	-5.00%	N/A	N/A	0.00%
15,496.14	-10.00%	N/A	N/A	0.00%
14,635.24	-15.00%	N/A	N/A	-5.56%
13,774.34	-20.00%	N/A	N/A	-11.11%
12,052.55	-30.00%	N/A	N/A	-22.22%
10,330.76	-40.00%	N/A	N/A	-33.33%
8,608.97	-50.00%	N/A	N/A	-44.44%
6,887.17	-60.00%	N/A	N/A	-55.56%
5,165.38	-70.00%	N/A	N/A	-66.67%
3,443.59	-80.00%	N/A	N/A	-77.78%
1,721.79	-90.00%	N/A	N/A	-88.89%
0.00	-100.00%	N/A	N/A	-100.00%

___________

(1)    This is the hypothetical Starting Value. The actual Starting Value will be set forth in the term sheet made available in connection with sale of the Notes.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total rates of return will depend on the actual Starting Value, Ending Value and term of your investment.

THE INDEX

All disclosure contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Nikkei, Inc. (“NKS”) as stated in these sources and these policies are subject to change at the discretion of NKS. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The Index is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Index is currently comprised of 225 stocks that trade on the TSE and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Index (the “Underlying Stocks”) are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange.

The Index is a modified, price-weighted index. Each stock’s weight in the Index is based on its price per share rather than the total market capitalization of the issuer. NKS calculates the Index by multiplying the per share price of each Underlying Stock by the corresponding weighting factor for that Underlying Stock (a “Weight Factor”), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set on May 16, 1949 at 225, was 24.293 as of October 2, 2006, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Underlying Stock, so that the share price of each Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. Each Weight Factor represents the number of shares of the related Underlying Stock which are included in one trading unit of the Index. The stock prices used in the calculation of the Index are those reported by a primary market for the Underlying Stocks, which is currently the TSE. The level of the Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Index in the event of certain changes due to non-market factors affecting the Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any Underlying Stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e., the level of the Index immediately after the change, will equal the level of the Index immediately prior to the change.

Underlying Stocks may be deleted or added by NKS. However, to maintain continuity in the Index, the policy of NKS is generally not to alter the composition of the Underlying Stocks except when an Underlying Stock is deleted in accordance with the following criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Underlying Stocks: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock from the Index, NKS will select, in accordance with certain criteria established by it, a replacement for the deleted Underlying Stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the Underlying Stocks. As a result, an existing Underlying Stock with low trading volume and not representative of a market will be deleted.

None of ML&Co., MLPF&S and NKS accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index. NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Index is applied in determining any Starting Value or Ending Value or any Redemption Amount or Call Amount payable to you on the maturity date of the Notes or at call.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 1:00 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks which comprise the Index, and these limitations may, in turn, adversely affect the value of the Notes.

Historical data on the Index

The following table sets forth the closing levels of the Index at the end of each month in the period from January 2002 through February 2007. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	9,997.80	8,339.94	10,783.61	11,387.59	16,649.82	17,383.42

February	10,587.83	8,363.04	11,041.92	11,740.60	16,205.43	17,604.12

March	11,024.94	7,972.71	11,715.39	11,668.95	17,059.66

April	11,492.54	7,831.42	11,761.79	11,008.90	16,906.23

May	11,763.70	8,424.51	11,236.37	11,276.59	15,467.33

June	10,621.84	9,083.11	11,858.87	11,584.01	15,505.18

July	9,877.94	9,563.21	11,325.78	11,899.60	15,456.81

August	9,619.30	10,343.55	11,081.79	12,413.60	16,140.76

September	9,383.29	10,219.05	10,823.57	13,574.30	16,127.58

October	8,640.48	10,559.59	10,771.42	13,606.50	16,399.39

November	9,215.56	10,100.57	10,899.25	14,872.15	16,274.33

December	8,578.95	10,676.64	11,488.76	16,111.43	17,225.83

The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index. On March 2, 2007, the closing level of the Index was 17,217.93.

License Agreement

NKS and ML&Co. have entered into a non-exclusive license agreement providing for the license to ML&Co., in exchange for a fee, of a right to use indices owned and published by NKS in connection with some securities, including the Notes.

NKS is under no obligation to continue the calculation and dissemination of the Index. The Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this term sheet that NKS makes any representation or warranty, implied or express, to ML&Co., the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general stock market performance. NKS has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the Index. NKS is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. NKS has no obligation or liability in connection with the administration or marketing of the Notes.

The use of and reference to the Index in connection with the Notes have been consented to by NKS, the publisher of the Index. The copyright relating to the Nikkei 225 Index and intellectual property rights as to the indications for “Nikkei” and the Nikkei 225 Index and any other rights belong to NKS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this term sheet. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this term sheet by reference from Merrill Lynch and Co., Inc.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports express an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.